EXHIBIT 12.1

Computation of Ratio of Earnings to Fixed Charges and Ratio of Earnings to Combined Fixed Charges
and Preferred Stock Dividends

	Year Ended December 31,
(in millions, except ratio)	2017	2016	2015	2014	2013
Earnings available for fixed charges:
Income (loss) before income taxes and earnings from unconsolidated affiliates	$3,161	$2,331	$990	$461	$94
Adjustments:
Fixed charges	2,757	2,799	2,656	2,377	2,118
Amortization of capitalized interest	71	60	49	35	34
Capitalized interest	(136)	(142)	(230)	(81)	(5)
Earnings available for fixed charges	$5,853	$5,048	$3,465	$2,792	$2,241
Fixed charges and combined fixed charges and preferred stock dividends:
Interest expense including capitalized interest	$1,807	$1,871	$1,726	$1,433	$1,229
Portion of rent expense representative of interest (1)	950	928	930	944	889
Fixed charges	$2,757	$2,799	$2,656	$2,377	$2,118
Dividends on preferred stock (pre-tax)	72	88	73	—	—
Combined fixed charges and preferred stock dividends	$2,829	$2,887	$2,729	$2,377	$2,118
Ratio of earnings to fixed charges	2.12	1.80	1.30	1.17	1.06
Ratio of earnings to combined fixed charges and preferred stock dividends	2.07	1.75	1.27	1.17	1.06

(1)	The portion of total rental expense that represents a reasonable approximation of the interest factor is estimated to be 33%.